UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
Adeptus Health Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
006855100
(CUSIP Number)
MatlinPatterson Global Advisers LLC	Ropes & Gray LLP
520 Madison Avenue, 35th Floor New York, NY 10022	1211 Avenue of the Americas New York, NY 10036-8704
Attn: Robert H. Weiss, General Counsel	Attn: Mark Somerstein, Esq.
Tel: (212) 651-9500	Tel: (617) 951-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 10, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
___________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. MatlinPatterson Global Advisers LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON OO

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. MatlinPatterson Global Opportunities Master Fund L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON PN

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. MatlinPatterson Global Opportunities Fund GP LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON OO

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. MPCM (GP) Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON OO

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. MatlinPatterson PE Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON OO

Cusip No. 006955100

1.	NAME OF REPORTING PERSON. MatlinPatterson LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON OO

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. David J. Matlin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON IN

Cusip No. 006855100

1.	NAME OF REPORTING PERSON. Michael Lipsky I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,610,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,610,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.8%
14.	TYPE OF REPORTING PERSON IN

Cusip No. 008655100
SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share ("Common Stock") of Adeptus Health Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 2941 South Lake Vista, Lewisville, TX  75067.

Item 2.	Identity and Background
	(a)	This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):
		(i)	MatlinPatterson Global Advisers LLC, a Delaware limited liability company ("MPGA")
		(ii)	MatlinPatterson Global Opportunities Master Fund L.P., a Cayman Islands limited partnership (the "Fund")
		(iii)	MatlinPatterson Global Opportunities Fund GP LLC, a Delaware limited liability company ("MPGO GP")
		(iv)	MPCM (GP) Holdings LLC, a Delaware limited liability company ("GP Holdings")
		(v)	MatlinPatterson PE Holdings LLC ("PE Holdings")
		(vi)	MatlinPatterson LLC ("MP")
		(vii)	David J. Matlin ("Mr. Matlin")
		(viii)	Michael Lipsky ("Mr. Lipsky")

MPGA, the Fund, MPGO GP, GP Holdings, PE Holdings, MP, Mr. Matlin and Mr. Lipsky may hereinafter be referred to collectively as the "Reporting Persons".  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the "Joint Filing Agreement") is attached hereto as Exhibit A.

(b)-(c)
MPGA is an investment manager, which serves as the investment manager of the Fund.  The principal business of the Fund is that of a private investment partnership.  MPGO GP is the sole general partner of the Fund.  GP Holdings is the managing member of MPGO GP.  MPGA is wholly-owned by PE Holdings.  PE Holdings is wholly-owned by MP.  MP is 100% owned by Mr. Matlin.  Mr. Matlin is also the manager of GP Holdings. Mr. Lipsky is a partner in the Fund and is the Senior Portfolio Manager of MPGA in its capacity as the investment manager of the Fund.

The shares reported in this Schedule 13D are directly held by the Fund.  By virtue of the relationships described above, MPGA, MPGO GP, GP Holdings, PE Holdings, MP, Mr. Matlin and Mr. Lipsky may also be deemed to share beneficial ownership of the shares held by the Fund.

The principal business address of each of the entities and individuals named in this Item 2 is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, 35th floor, New York, New York 10022.

(d)–(e)
During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been  (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
MPGA, MPGO GP, GP Holdings, PE Holdings and MP are organized under the laws of Delaware.  The Fund is organized under the laws of the Cayman Islands.  Mr. Matlin and Mr. Lipsky are citizens of the United States.

Item 3.	Source and Amount of Funds
The source of the funds used to acquire the Common Stock was the working capital of the Fund.
Item 4.	Purpose of Transaction

The Fund purchased Common Stock for investment purposes because the Reporting Persons believed that the shares were undervalued and represented an attractive investment opportunity.  On April 19, 2017, the Issuer and certain of its affiliates filed a joint plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas.  The Reporting Persons' preliminary view is that with an appropriate capital structure, the Issuer should have substantial equity value.  To achieve this, the Reporting Persons believe that the Issuer should use the tools available under the Bankruptcy Code to restructure its debt and to maximize the value of its estate for the benefit of creditors and interest holders.

Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Cusip No. 006855100

Item 5.	Interest in Securities of Issuer
(a)-(b)
The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Schedule13D.  Ownership percentages are based on 16,395,599 shares of Common Stock outstanding as of November 7, 2016, as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016.

	(c)	The Fund purchased Common Stock during the last 60 days as follows:

Date	Number of Shares	Weighted Average Price Per Share
April 26, 2017	803,000	$0.3475
May 10, 2017	12,500	$0.4926
May 11, 2017	794,500	$0.5976

	(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Schedule13D.  Ownership percentages are based on 16,395,599 shares of Common Stock outstanding as of November 7, 2016, as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016.

Not applicable.
Item 7.	Material to be Filed as Exhibits.
Exhibit A - Joint Filing Agreement

Cusip No. 006855100
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  May 18, 2017

MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

MATLINPATTERSON GLOBAL OPPORTUNITIES MASTER FUND L.P.

By:	/s/ Michael Lipsky
Name:	Michael Lipsky
Title:	Senior Portfolio Manager

MATLINPATTERSON GLOBAL OPPORTUNITIES FUND GP LLC

By:	/s/ Michael Lipsky
Name:	Michael Lipsky
Title:	Senior Portfolio Manager

MPCM (GP) HOLDINGS LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

MATLINPATTERSON PE HOLDINGS LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

MATLINPATTERSON LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

DAVID J. MATLIN

By:	/s/ David J. Matlin

MICHAEL LIPSKY

By:	/s/ Michael Lipsky

Cusip No. 006855100
EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  May 18, 2017

MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

MATLINPATTERSON GLOBAL OPPORTUNITIES MASTER FUND L.P.

By:	/s/ Michael Lipsky
Name:	Michael Lipsky
Title:	Senior Portfolio Manager

MATLINPATTERSON GLOBAL OPPORTUNITIES FUND GP LLC

By:	/s/ Michael Lipsky
Name:	Michael Lipsky
Title:	Senior Portfolio Manager

MPCM (GP) HOLDINGS LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

MATLINPATTERSON PE HOLDINGS LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

MATLINPATTERSON LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

DAVID J. MATLIN

By:	/s/ David J. Matlin

MICHAEL LIPSKY

By:	/s/ Michael Lipsky